EXHIBIT 12.1
ITC HOLDINGS
Computation of Ratios of Earnings to Fixed Charges
Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	Year Ended December 31,
(In thousands)	2013	2012	2011	2010	2009
Earnings are defined:
Net income	$233,506	$187,876	$171,685	$145,678	$130,900
Add: Income tax provision	118,862	108,632	94,749	82,254	77,572
Add: Fixed charges	176,298	162,728	151,586	146,406	134,077
Less: Capitalized interest	7,979	6,694	4,650	3,853	3,868
Earnings as defined	$520,687	$452,542	$413,370	$370,485	$338,681

Fixed charges are defined:
Interest expense — net	$168,319	$155,734	$146,936	$142,553	$130,209
Add: Capitalized interest	7,979	6,994	4,650	3,853	3,868
Fixed charges as defined	$176,298	$162,728	$151,586	$146,406	$134,077
Ratio of earnings to fixed charges	2.95	2.78	2.73	2.53	2.53
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Our ratios of earnings to fixed charges were computed based on:

•	“earnings,” which consist of net income before income taxes and fixed charges, excluding capitalized interest; and

•	“fixed charges,” which consist of interest expense including capitalized interest.